Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2016

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Penn West Petroleum Ltd. (“Penn West”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2016 (the “Consolidated Financial Statements”) and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2015. The date of this MD&A is August 3, 2016. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Certain financial measures such as funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Quarterly Financial Summary

(millions, except per share and production amounts)(unaudited)

	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30
Three months ended (1)	2016	2016	2015	2015	2015	2015	2014	2014
Gross revenues (2)	$209	$231	$273	$295	$360	$340	$473	$589
Funds flow from operations	55	47	39	48	85	77	146	235
Basic per share	0.11	0.09	0.08	0.10	0.17	0.15	0.29	0.47
Diluted per share	0.11	0.09	0.08	0.10	0.17	0.15	0.29	0.47
Funds flow	5	89	7	14	47	112	137	231
Basic per share	0.01	0.18	0.01	0.03	0.09	0.22	0.28	0.47
Diluted per share	0.01	0.18	0.01	0.03	0.09	0.22	0.28	0.47
Net loss	(132)	(100)	(1,606)	(764)	(28)	(248)	(1,772)	(15)
Basic per share	(0.26)	(0.20)	(3.20)	(1.52)	(0.06)	(0.49)	(3.57)	(0.03)
Diluted per share	(0.26)	(0.20)	(3.20)	(1.52)	(0.06)	(0.49)	(3.57)	(0.03)
Dividends declared	—	—	—	5	5	5	70	69
Per share	$—	$—	$—	$0.01	$0.01	$0.01	$0.14	$0.14
Production
Liquids (bbls/d) (3)	41,848	53,012	53,339	55,323	63,222	65,343	64,124	64,687
Natural gas (mmcf/d)	130	144	144	161	168	177	198	217

Total (boe/d)	63,568	77,010	77,398	82,198	91,164	94,905	97,143	100,839

(1)	Certain comparative figures have been reclassified to correspond with current period presentation.
(2)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(3)	Includes crude oil and natural gas liquids.

PENN WEST SECOND QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Calculation of Funds Flow and Funds Flow from Operations

	Three months ended June 30		Six months ended June 30
(millions, except per share amounts)	2016	2015	2016	2015
Cash flow from operating activities	$(56)	$(67)	$5	$89
Change in non-cash working capital	59	109	85	54
Decommissioning expenditures	2	5	4	16

Funds flow	5	47	94	159
Monetization of foreign exchange contracts	—	(19)	(32)	(63)
Settlements of normal course foreign exchange contracts	6	(23)	6	(25)
Monetization of transportation commitment	—	—	(20)	—
Realized foreign exchange loss – debt prepayments	—	44	—	44
Realized foreign exchange loss – debt maturities	36	30	36	36
Carried operating expenses (1)	3	3	7	6
Restructuring charges	5	3	11	5

Funds flow from operations (2)	$55	$85	$102	$162

Per share – funds flow
Basic per share	$0.01	$0.09	$0.19	$0.32
Diluted per share	0.01	0.09	0.19	0.32
Per share – funds flow from operations
Basic per share	0.11	0.17	0.20	0.32
Diluted per share	$0.11	$0.17	$0.20	$0.32

(1)	The effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership.
(2)	Certain comparative figures have been reclassified to correspond with current period presentation.

The decrease in funds flow from the comparative periods was mainly due to lower revenues as a result of a weaker commodity price environment and lower production volumes due to the Company’s active disposition program. Over the past year, the Company has been successful in closing a number of asset sales which has significantly improved its financial position.

During the second quarter of 2016, Penn West repaid senior notes in aggregate of US$141 million (2015 - US$165 million) as part of normal course maturities. As the Canadian dollar has weakened relative to the US dollar from the issue date of the senior notes to the settlement date, a realized foreign exchange loss was recorded.

In early 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts on senior notes and permanently disposed of a pipeline commitment and received $20 million of proceeds from the sale.

PENN WEST SECOND QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

Business Strategy

In the second quarter of 2016, the Company closed a key asset disposition, resulting in the sale of all of its Saskatchewan assets for cash consideration of $975 million, subject to closing adjustments. The combination of this transaction and several other dispositions in 2016 has resulted in total disposition proceeds to date of $1.3 billion. These successful asset sales have significantly improved the Company’s balance sheet and resulted in compliance with all senior debt financial covenants at June 30, 2016 and it expects to remain in compliance through 2016 and the foreseeable future.

During the second half of 2016 the Company will continue to progress on its transformational strategy, with “Phase 2” of its disposition strategy, by high-grading assets and streamlining operations to three core areas all within Alberta including the Cardium, Alberta Viking and Peace River. The main focus of Phase 2 will be to improve the Company’s long-term cost structure by removing peripheral properties outside its core areas which will decrease both unit operating costs and abandonment liabilities. Subsequent to the end of the second quarter, the Company has advanced on Phase 2 by entering into agreements to dispose properties with associated average production of approximately 6,000 boe per day for total proceeds of approximately $75 million. Thus far, the temporary regulations implemented by the Alberta Energy Regulator related to liability thresholds on acquisitions have not impacted the Company’s ability to transact, however, it will continue to monitor this as it progresses through Phase 2. Upon completion of Phase 2, the Company believes its asset base will continually grow reserves, increase organic production by at least 10 percent on annual basis and increase funds flow from operations under the current commodity price environment. With Phase 2 well under way, the Company is on track to restart development in the second half of 2016 and deliver sustainable and profitable organic growth.

Business Environment

The following table outlines quarterly averages for benchmark prices and Penn West realized prices for the last five quarters.

	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015
Benchmark prices
WTI crude oil ($US/bbl)	$45.59	$33.45	$42.18	$46.43	$57.94
Edm mixed sweet par price (CAD$/bbl)	54.70	40.67	52.85	56.17	67.93
NYMEX Henry Hub ($US/mcf)	1.95	2.09	2.27	2.77	2.64
AECO Index (CAD$/mcf)	1.32	1.97	2.56	2.85	2.66

Penn West average sales price (1)
Light oil (CAD$/bbl)	53.48	37.44	50.20	52.60	64.56
Heavy oil (CAD$/bbl)	25.18	14.76	25.40	31.20	46.44
NGL (CAD$/bbl)	18.05	12.75	19.53	15.24	17.40
Total liquids (CAD$/bbl)	42.98	29.86	42.16	44.83	55.85
Natural gas (CAD$/mcf)	1.42	1.96	2.54	2.99	2.78

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(3.07)	(3.69)	(2.46)	(3.42)	(2.86)
WTI - WCS Heavy ($US/bbl)	$(13.30)	$(14.24)	$(14.49)	$(13.27)	$(11.59)

(1)	Excludes the impact of realized hedging gains or losses.

PENN WEST SECOND QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Crude Oil

Crude oil prices increased through the second quarter as there was evidence of reduced supply due to the prolonged low commodity price environment. Additionally, supply disruptions in Canada and Nigeria contributed to the increase. WTI prices increased from a low of US$36 per barrel early in the second quarter to a peak of US$52 per barrel in June before settling at just under $50 per barrel by quarter end.

Canadian light oil differentials continued to strengthen in the second quarter, supported by a disruption in light synthetic crude supply for the last half of the quarter as a result of the wildfires in Fort McMurray. Similarly, Canadian heavy oil differentials tightened during the quarter as nearly one million barrels per day of production was offline for a period as a result of the Fort McMurray wildfire.

As at June 30, 2016, the Company had the following crude oil hedging positions in place:

Reference Price	Term	Price ($/Barrel)	Volume (Barrels/day)
WTI	Jul 2016 – Dec 2016	CAD $72.08	5,000
WTI	Jul 2016 – Sep 2016	CAD $66.05	1,000
WTI	Oct 2016 – Dec 2016	CAD $67.05	1,000
WTI	Jan 2017 – Mar 2017	CAD $69.37	3,000

Natural Gas

NYMEX Henry Hub natural gas prices strengthened throughout the second quarter as warmer than average temperatures across North America led to increased gas demand for power generation. The Henry Hub prompt month price started the quarter at US$1.96 per mcf and ended at US$2.92 per mcf.

AECO prices failed to follow the improvement in NYMEX prices as the loss of oil sands production early in the quarter due to forest fires resulted in a significant decrease in intra-Alberta demand as storage levels increased. Outages on the TransCanada Pipeline system restricted supply and partially mitigated the lost demand while the return of oil sands production later in the quarter helped to strengthen prices entering the third quarter. The second quarter began with April spot prices trading near $1.00 per mcf before climbing to approximately $2.25 per mcf by the end of June.

Penn West had the following natural gas hedging positions in place as at June 30, 2016.

Reference Price	Term	Price ($/mcf)	Volume (mcf/day)
AECO	Jul 2016 – Dec 2016	CAD $3.05	14,000
AECO	Jul 2016 – Dec 2016	CAD $2.69	4,700

Subsequent to June 30, 2016, the Company entered into additional AECO natural gas hedges as follows:

•	17,100 mcf per day of production in the first quarter of 2017 at $3.02 per mcf,

•	15,200 mcf per day of production in the second quarter of 2017 at $2.73 per mcf,

•	13,300 mcf per day of production in the third quarter of 2017 at $2.74 per mcf,

•	11,400 mcf per day of production in the fourth quarter of 2017 at $2.99 per mcf, and

•	3,800 mcf per day of production in the year of 2018 at $2.89 per mcf.

PENN WEST SECOND QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

Average Sales Prices

	Three months ended June 30			Six months ended June 30
	2016	2015	% change	2016	2015	% change
Light oil (per bbl)	$53.48	$64.56	(17)	$44.37	$57.10	(22)
Commodity gain (loss) (per bbl) (1)	8.80	(1.31)	>100	10.19	0.44	>100

Light oil net (per bbl)	62.28	63.25	(2)	54.56	57.54	(5)

Heavy oil (per bbl)	25.18	46.44	(46)	19.75	38.06	(48)

NGL (per bbl)	18.05	17.40	4	14.89	18.79	(21)

Natural gas (per mcf)	1.42	2.78	(49)	1.70	2.93	(42)
Commodity gain (per mcf) (1)	0.25	0.08	>100	0.27	0.70	(61)

Natural gas net (per mcf)	1.67	2.86	(42)	1.97	3.63	(46)

Weighted average (per boe)	31.20	43.84	(29)	27.38	39.53	(31)
Commodity gain (loss) (per boe) (1)	4.27	(0.49)	>100	5.08	1.51	>100

Weighted average net (per boe)	$35.47	$43.35	(18)	$32.46	$41.04	(21)

(1)	Realized risk management gains and losses on commodity contracts are included in gross revenues.

RESULTS OF OPERATIONS

Production

	Three months ended June 30			Six months ended June 30
Daily production	2016	2015	% change	2016	2015	% change
Light oil (bbls/d)	27,148	44,195	(39)	31,433	45,021	(30)
Heavy oil (bbls/d)	11,427	11,947	(4)	11,934	12,418	(4)
NGL (bbls/d)	3,273	7,080	(54)	4,064	6,838	(41)
Natural gas (mmcf/d)	130	168	(23)	137	172	(20)

Total production (boe/d)	63,568	91,164	(30)	70,289	93,024	(24)

During the second quarter of 2016, the Company continued to experience the positive effects of its drilling program completed in late 2015 where it has seen well performance higher than historical type curve estimates. Additionally, fewer wells were shut-in than previously anticipated, which also contributed to the Company’s production results coming in ahead of expectations. Offsetting these production gains, the Company closed several non-core asset dispositions during the quarter, notably the Slave Point disposition in mid-April which had associated average production of approximately 3,900 boe per day and the Saskatchewan Viking disposition in late June which had associated average production of approximately 13,700 boe per day. This disposition activity has resulted in the Company updating its 2016 average production target to 55,000 – 57,000 boe per day from 60,000 – 64,000 boe per day.

Production levels have decreased from the comparative periods as a result of these aforementioned transactions and several other property dispositions that were closed in 2015 and 2016 as the Company progressed on its strategy to strengthen its balance sheet and reduce debt levels.

Subsequent to June 30, 2016, the Company signed definitive sales agreements on properties with associated average production of approximately 6,000 boe per day. Penn West expects these transactions to close prior to the end of the third quarter of 2016.

PENN WEST SECOND QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Netbacks

	Three months ended June 30
	2016				2015
	Light Oil and NGL	Heavy Oil	Natural Gas	Combined	Combined
	(bbl)	(bbl)	(mcf)	(boe)	(boe)
Operating netback:
Sales price (1)	$49.66	$25.18	$1.42	$31.20	$43.84
Commodity gain (loss) (2)	7.86	—	0.25	4.27	(0.49)
Royalties	(3.60)	(2.19)	0.73	(0.63)	(4.72)
Transportation	(1.55)	(2.45)	(0.34)	(1.89)	(1.40)
Operating costs (3)	(15.53)	(11.22)	(1.59)	(12.70)	(18.15)

Netback	$36.84	$9.32	$0.47	$20.25	$19.08

	(bbls/d)	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	30,421	11,427	130	63,568	91,164

(1)	Excluded from the netback calculation during the second quarter was $3 million of other income (2015 - $nil) including sulphur sales.
(2)	Realized risk management gains and losses on commodity contracts.
(3)	Includes the effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership of $3 million or $0.52 per boe (2015 - $3 million or $0.36 per boe).

The Company’s netbacks continued to be affected by the weak commodity price environment resulting in a significant decline in sales price year-over-year. However, netbacks have increased from the prior year due to successful cost reductions which resulted in lower operating costs, increased commodity gains due to the Company’s active hedging program and a reduction in royalties due to the lower commodity price environment. During the second quarter of 2016, Penn West received its annual gas cost allowance invoice which positively impacted the natural gas royalty rate.

	Six months ended June 30
	2016				2015
	Light Oil and NGL	Heavy Oil	Natural Gas	Combined	Combined
	(bbl)	(bbl)	(mcf)	(boe)	(boe)
Operating netback:
Sales price (1)	$40.99	$19.75	$1.70	$27.38	$39.53
Commodity gain (loss) (2)	9.03	—	0.27	5.08	1.51
Royalties	(3.07)	(1.43)	0.47	(0.87)	(4.51)
Transportation	(1.34)	(2.37)	(0.34)	(1.75)	(1.37)
Operating costs (3)	(15.01)	(13.07)	(1.58)	(12.87)	(18.38)

Netback	$30.60	$2.88	$0.52	$16.97	$16.78

	(bbls/d)	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	35,497	11,934	137	70,289	93,024

(1)	Excluded from the netback calculation in 2016 was $25 million of other income (2015 - $10 million), mainly relating to the proceeds received by the Company from permanently disposing of a pipeline commitment during the first quarter.
(2)	Realized risk management gains and losses on commodity contracts.
(3)	Includes the effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership of $7 million or $0.55 per boe (2015 - $6 million or $0.36 per boe).

PENN WEST SECOND QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended June 30			Six months ended June 30
(millions)	2016	2015	% change	2016	2015	% change
Light oil and NGL	$163	$266	(39)	$348	$501	(31)
Heavy oil	26	51	(49)	43	86	(50)
Natural gas	20	43	(53)	49	113	(57)

Gross revenues (1)	$209	$360	(42)	$440	$700	(37)

(1)	Includes realized risk management gains on commodity contracts which totaled $25 million for the three months ended June 30, 2016 (2015 - $4 million loss) and $65 million for the six months ended June 30, 2016 (2015 - $25 million gain).

Gross revenues have declined from the comparative periods as a result of significant decreases in the commodity price environment and lower production volumes as the Company focused on rationalizing its asset base. This was partially offset by the weakening of the Canadian dollar compared to the US dollar from the prior year.

Reconciliation of Change in Production Revenues

(millions)
Gross revenues – January 1 – June 30, 2015	$700
Decrease in light oil and NGL production	(156)
Decrease in light oil and NGL prices (1)	(12)
Decrease in heavy oil production	(3)
Decrease in heavy oil prices	(40)
Decrease in natural gas production	(23)
Decrease in natural gas prices (1)	(41)
Increase in other income (2)	15

Gross revenues – January 1 – June 30, 2016	$440

(1)	Includes realized risk management gains and losses on commodity contracts.
(2)	Other income of $25 million (2015 - $10 million) relates mainly to proceeds received by the Company from permanently disposing of a pipeline commitment during the first quarter.

Royalties

	Three months ended June 30			Six months ended June 30
	2016	2015	% change	2016	2015	% change
Royalties (millions)	$4	$39	(90)	$11	$76	(86)
Average royalty rate (1)	2%	11%	(82)	3%	11%	(73)
$/boe	$0.63	$4.72	(87)	$0.87	$4.51	(81)

(1)	Excludes effects of risk management activities.

Royalties have decreased from the comparative periods mainly due to decreases in the commodity price environment and the impact of asset disposition activity completed in 2015 and 2016. During the second quarter of 2016, the Company received its annual gas cost allowance invoice which resulted in the release of an $8 million provision related to the asset disposition activity completed in 2015. Excluding this impact the average royalty rate for the quarter would have been seven percent.

PENN WEST SECOND QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Expenses

	Three months ended June 30			Six months ended June 30
(millions)	2016	2015	% change	2016	2015	% change
Operating	$77	$153	(50)	$172	$315	(45)
Transportation	11	12	(8)	22	23	(4)
Financing	41	43	(5)	81	80	1
Share-based compensation	$4	$7	(43)	$7	$7	—

	Three months ended June 30			Six months ended June 30
(per boe)	2016	2015	% change	2016	2015	% change
Operating (1)	$12.70	$18.15	(30)	$12.87	$18.38	(30)
Transportation	1.89	1.40	35	1.75	1.37	28
Financing	7.13	5.15	38	6.33	4.72	34
Share-based compensation	$0.76	$0.78	(3)	$0.55	$0.39	(41)

(1)	Includes the effect of carried operating expenses from its partner under the Peace River Oil Partnership of $3 million or $0.52 per boe (2015 - $3 million or $0.36 per boe) for the three months ended June 30, 2016 and $7 million or $0.55 per boe (2015 - $6 million or $0.36 per boe) for the six months ended June 30, 2016.

Operating

In 2016, the Company has continued to experience improvements in its cost structure as a result of several initiatives which include:

•	a significant reduction in repair & maintenance and workover activities as the Company concentrates its activities on its three core areas;

•	overall cost savings, largely due to the cost compression across the industry combined with efficiencies within the Company’s organization, which has resulted in actual costs coming in below initial estimates; and

•	successfully closing several non-core asset dispositions with high operating costs.

In the first half of 2016, the Company deferred several discretionary expenses, primarily turnarounds and workover activities, to the second half of 2016 which contributed to the Company’s operating cost metrics coming in ahead of expectations thus far in 2016. However, as a result of the improvements outlined above, the Company is reducing its annual operating cost per boe target for 2016 to $13.50 - $14.50 per boe from $17.00 - $18.00 per boe.

Operating costs for the second quarter of 2016 included a realized loss of $2 million (2015 – $1 million gain) and for the six months ended June 30, 2016 included a realized loss of $4 million (2015 – $4 million loss) on electricity contracts.

Financing

At June 30, 2016, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain financial ratios. At June 30, 2016, the Company had $839 million of unused credit capacity available.

At June 30, 2016, the value of the Company’s senior notes was $1.2 billion (December 31, 2015 – $1.5 billion). During the second quarter of 2016, Penn West repaid senior notes in an aggregate of US$141 million (2015 - US$165 million) as part of normal course maturities. There were no senior note issuances in either 2016 or 2015.

PENN WEST SECOND QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

In June 2016, upon the close of the Company’s Saskatchewan Viking disposition, the Company offered the $967 million of net proceeds received from this disposition for prepayment of outstanding senior notes and repayment of indebtedness on the Company’s syndicated bank facility on a pro rata basis. The offer was fully accepted and the pro rata syndicated bank facility allocation of $340 million was prepaid in late June 2016. The remaining $627 million was subsequently prepaid in July 2016 to holders of the Company’s senior notes at face values of US$416 million, $38 million, £25 million and €3 million. This excluded the above-mentioned $374 million of cash on hand at June 30, 2016 that the Company has the ability to offer as a pro-rata pre-payment to lenders in the future.

There were no additional amounts of senior notes prepaid in the second quarter of 2016 from offers made at par to its noteholders (2015 – US$202 million, $18 million, £8 million and €1 million).

Summary information on our senior notes outstanding is as follows at June 30, 2016:

	Issue date	Amount (millions)	Term	Average interest rate (1)		Weighted average remaining term
2007 Notes	May 31, 2007	US$194	8 – 15 years	7.36%		2.1
2008 Notes	May 29, 2008	US$216, CAD$30	8 – 12 years	7.80%		2.2
UK Notes	July 31, 2008	£34	10 years	6.95	% (2)	2.1
2009 Notes	May 5, 2009	US$42(3), £14, €6	5 – 10 years	10.13	% (4)	2.6
2010 Q1 Notes	March 16, 2010	US$148	5 – 15 years	7.18%		3.2
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$121, CAD$27	5 – 15 years	6.44%		5.2
2011 Notes	November 30, 2011	US$76, CAD$16	5 – 10 years	5.99%		3.8

(1)	Average interest rate can fluctuate based on debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.
(2)	These notes currently bear interest at 8.45 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(3)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining years.
(4)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, at 10.65 percent and 10.72 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

Penn West’s debt structure includes short-term financings under its syndicated bank facility and long-term financing through its senior notes. Financing charges in 2016 increased compared to 2015 as there was a higher balance drawn under the Company’s syndicated bank facility. Additionally, in May 2015, the Company finalized amended agreements with the lenders under its syndicated bank facility and with the holders of its senior notes which resulted in amended financial covenants and led to increases in the fee structure. The fee structure on the Company’s senior notes will change during the amendment period (up until March 30, 2017) as follows:

Senior debt to EBITDA ratio	Basis points per annum increase
Less than or equal to 3:1	50
Greater than 3:1 and less than or equal to 4:1	100
Greater than 4:1 and less than or equal to 4.5:1	150
Greater than 4.5:1	200

See “Liquidity and Capital Resources – Liquidity” for further details on the amendments.

The interest rates on any non-hedged portion of the Company’s syndicated bank facility are subject to fluctuations in short-term money market rates as advances on the syndicated bank facility are generally made under short-term instruments. As at June 30, 2016, 22 percent (December 31, 2015 – 24 percent) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

PENN WEST SECOND QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Restricted Share Unit Plan (“RSU”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation consisted of the following:

	Three months ended June 30			Six months ended June 30
(millions)	2016	2015	% change	2016	2015	% change
Options	$—	$1	(100)	$1	$2	(50)
RSU – liability method	1	5	(80)	2	4	(50)
RSU – equity method	2	—	100	3	—	100
PSU	1	1	—	1	1	—

Share-based compensation	$4	$7	(43)	$7	$7	—

The share price used in the fair value calculation of the RSU plan under the liability method, PSU and DSU obligations at June 30, 2016 was $1.80 (June 30, 2015 – $2.15). Share-based compensation related to the DSU was insignificant in both periods.

General and Administrative Expenses

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2016	2015	% change	2016	2015	% change
Gross	$22	$39	(44)	$43	$77	(44)
Per boe	3.88	4.70	(17)	3.34	4.57	(27)
Net	15	23	(35)	29	45	(36)
Per boe	$2.59	$2.81	(8)	$2.27	$2.68	(15)

In 2015 and 2016, the Company has successfully closed several dispositions which resulted in a significant reduction to its workforce. Additionally, Penn West has reduced its spending levels in response to the weak commodity price environment, which further contributed to its lower cost structure. In 2016, Penn West also released its 2015 bonus provision totaling $2 million which contributed to the decrease. The Company is continuing to forecast 2016 G&A per boe figure at $2.50 - $2.90.

Restructuring Expense

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2016	2015	% change	2016	2015	% change
Restructuring	$5	$3	67	$11	$5	>100
Per boe	$0.86	$0.44	95	$0.84	$0.32	>100

During the first half of 2016, Penn West decreased its workforce, in response to reduced activity levels and the low commodity price environment, resulting in restructuring expenses. As the Company continues through Phase 2 of its disposition strategy and reduces its headcount, further restructuring expenses will be incurred.

PENN WEST SECOND QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Depletion, Depreciation, Impairment and Accretion

	Three months ended June 30			Six months ended June 30
(millions, except per boe amounts)	2016	2015	% change	2016	2015	% change
Depletion and depreciation (“D&D”)	$101	$174	(42)	$233	$355	(34)
D&D expense per boe	17.46	20.91	(16)	18.25	21.11	(14)

Impairment	111	—	100	243	—	100
Impairment per boe	19.19	—	100	19.02	—	100

Accretion of decommissioning liability	7	10	(30)	14	19	(26)
Accretion expense per boe	$1.08	$1.13	(4)	$1.07	$1.12	(4)

The Company’s D&D expense has decreased from the comparative periods mainly due to impairment charges recorded in 2015 and asset disposition activity as the Company closed several asset dispositions in 2015 and 2016.

Subsequent to June 30, 2016, the Company entered into agreements to dispose of additional properties as it progresses on Phase 2 of its disposition strategy. These transactions met the criteria for assets held for sale at June 30, 2016 thus an impairment test was required. As the book value of these assets exceeded the fair value received a non-cash impairment charge of $81 million ($111 million before-tax) was recorded. The Company expects these transactions to close in the third quarter of 2016.

Taxes

	Three months ended June 30			Six months ended June 30
(millions)	2016	2015	% change	2016	2015	% change
Deferred tax expense (recovery)	$(45)	$30	>(100)	$(103)	$6	>(100)

During the second quarter of 2016, the deferred tax recovery was primarily related to impairment charges as a result of classifying certain properties as held for sale. This was partially offset by gains recorded on asset dispositions. On a year-to-date basis, the non-cash impairment charges recorded as a result of classifying certain properties as held for sale resulted in the deferred tax recovery.

Foreign Exchange

Penn West records unrealized foreign exchange gains or losses to translate the U.S., UK and Euro denominated senior notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

PENN WEST SECOND QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

The split between realized and unrealized foreign exchange losses is as follows:

	Three months ended June 30			Six months ended June 30
(millions)	2016	2015	% change	2016	2015	% change
Realized foreign exchange loss on maturities	$(36)	$(30)	20	$(36)	$(36)	—
Realized foreign exchange loss on pre-payments	—	(44)	(100)	—	(44)	(100)
Unrealized foreign exchange gain (loss)	52	95	(45)	141	(73)	>(100)

Foreign exchange gain (loss)	$16	$21	(24)	$105	$(153)	>(100)

During the second quarter of 2016, Penn West repaid senior notes in aggregate of US$141 million (2015 - US$165 million) as part of normal course maturities. As the Canadian dollar was weaker relative the US dollar on the maturity date compared to the date of issuance, a realized foreign exchange loss was recorded.

The unrealized gain in 2016 is due to the strengthening of the Canadian dollar relative to the US dollar during the quarter.

Net loss

	Three months ended June 30			Six months ended June 30
(millions, except per share amounts)	2016	2015	% change	2016	2015	% change
Net loss	$(132)	$(28)	>100	$(232)	$(276)	(16)
Basic per share	(0.26)	(0.06)	>100	(0.46)	(0.55)	(16)
Diluted per share	$(0.26)	$(0.06)	>100	$(0.46)	$(0.55)	(16)

The net loss in the second quarter of 2016 was mainly the result of non-cash impairment charges on assets classified as held for sale. This was partially offset by gains on asset dispositions that were closed in the second quarter of 2016.

The net loss in the first half of 2016 was primarily due to a non-cash impairment charge as a result of classifying certain properties as held for sale. This was partially offset by unrealized foreign exchange gains due to the strengthening of the Canadian dollar compared to the US dollar and the aforementioned gains recorded on asset dispositions.

Capital Expenditures

	Three months ended June 30			Six months ended June 30
(millions)	2016	2015	% change	2016	2015	% change
Land acquisition and retention	$1	$1	—	$1	$1	—
Drilling and completions	2	34	(94)	18	163	(89)
Facilities and well equipping	—	31	(100)	16	91	(82)
Geological and geophysical	—	—	—	2	2	—
Corporate	—	1	(100)	—	4	(100)
Capital carried by partners	(2)	(3)	(33)	(18)	(6)	>100

Exploration and development capital expenditures (1)	1	64	(98)	19	255	(93)
SR&ED tax credits	(3)	—	(100)	(3)	—	(100)
Property dispositions, net	(1,292)	(411)	>100	(1,325)	(412)	>100

Total capital expenditures	$(1,294)	$(347)	>100	$(1,309)	$(157)	>(100)

(1)	Capital expenditures include costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

PENN WEST SECOND QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

In 2016, the Company reduced its capital program as a result of the low commodity price environment as it targets its annual expenditures to be within funds flow from operations. As planned, minimal capital expenditures were incurred during the second quarter of 2016 due to spring break-up, which led to capital expenditures being well below funds flow from operations. The Company expects to increase its second half 2016 development program to closer align its full year capital program with funds flow from operations. On a year-to-date basis, in early 2016 there was a focus on completion and tie-in activities on wells drilled in late 2015 and development activity within the Peace River Oil Partnership where the Company has the full support of its joint venture partner and is carried on a portion of its capital expenditures.

The Company made significant progress on its asset disposition initiatives in the second quarter of 2016 as it closed its Saskatchewan Viking disposition in June 2016 for total proceeds of approximately $975 million, subject to closing adjustments, and closed its Slave Point disposition located in Northern Alberta in April 2016 for total proceeds of approximately $148 million, subject to closing adjustments. Additionally a number of minor, non-core property dispositions were completed.

Subsequent to June 30, 2016, the Company entered into agreements to dispose additional properties as it progresses on Phase 2 of its disposition strategy for estimated total proceeds of $75 million. Penn West anticipates closing these dispositions prior to the end of the third quarter of 2016. The Company will continue to advance Phase 2 of its disposition strategy through the remainder of 2016.

Exploration and evaluation (“E&E”) capital expenditures

	Three months ended June 30			Six months ended June 30
(millions)	2016	2015	% change	2016	2015	% change
E&E capital expenditures	$—	$—	—	$—	$7	(100)

During the first half of 2016, E&E capital expenditures were insignificant as the Company reduced capital activity levels in response to the low commodity price environment.

Gains on asset dispositions

	Three months ended June 30			Six months ended June 30
(millions)	2016	2015	% change	2016	2015	% change
Gains on asset dispositions	$31	$95	(67)	$32	$95	(66)

During the second quarter of 2016, Penn West closed a number of asset dispositions, including the Saskatchewan Viking disposition as it continued to strengthen its balance sheet and rationalize its asset base. For the second quarter and first six months of 2016, $7 million of transaction costs were incurred (2015 - $2 million).

PENN WEST SECOND QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Penn West is dedicated to reducing the environmental impact from its operations through its environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

Liquidity and Capital Resources

Capitalization

	As at
	June 30, 2016	December 31, 2015	% change
Common shares issued, at market (1)	904	588	54
Bank loans and long-term notes	1,535	1,940	(21)
Cash	(1,003)	(2)	>100

Total enterprise value (2)	1,436	2,526	(43)

(1)	The share price at June 30, 2016 was $1.80 (December 31, 2015 - $1.17).
(2)	Certain comparative figures have been reclassified to correspond with current period presentation.

The Company’s working capital surplus for June 30, 2016 was $342 million (2015 – $182 million deficit) which excludes the current portion of deferred funding asset, risk management, long-term debt, decommissioning liability and $627 million of cash that was offered as a pre-payment to noteholders and subsequently paid in July 2016. Additionally, the working capital surplus includes $3 million (2015 - $nil) related to assets classified as held for sale.

Dividends

	Three months ended June 30			Six months ended June 30
(millions, except per share amounts)	2016	2015	% change	2016	2015	% change
Dividends declared	$—	$5	(100)	$—	$10	(100)
Per share	—	0.01	(100)	—	0.02	(100)
Dividends paid (1)	$—	$5	(100)	$—	$75	(100)

(1)	The Company previously had a dividend reinvestment plan, includes amounts funded through that plan.

On September 1, 2015, Penn West announced that its Board of Directors approved the suspension of the dividend until further notice, following the October 15, 2015 payment.

The amount of future cash dividends may vary depending on a variety of factors and conditions which can include, but are not limited to, fluctuations in commodity markets, production levels and capital investment plans. Penn West’s dividend level could change based on these and other factors and is subject to the approval of its Board of Directors. For further information regarding the Company’s dividend policy, including the factors that could affect the amount of quarterly dividend that it pays, if any, and the risks relating thereto, see “Dividends and Dividend Policy – Dividend Policy” in its Annual Information Form, which is available on its website at www.pennwest.com, on the SEDAR website at www.sedar.com, and on the EDGAR website at www.sec.gov.

PENN WEST SECOND QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

Liquidity

The Company has a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior notes. On June 30, 2016, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	June 30, 2016
Senior debt to EBITDA (1)	Less than 5:1	3.89
Total debt to EBITDA (1)	Less than 5:1	3.89
Senior debt to capitalization	Less than 50%	25%
Total debt to capitalization	Less than 55%	25%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

The table below outlines the Company’s senior debt to EBITDA calculation as at June 30, 2016:

	Three months ended				Trailing 12 months
(millions, except ratios)	June 30 2016	Mar. 31 2016	Dec. 31 2015	Sep. 30 2015	June 30 2016
Funds Flow	$5	$89	$7	$14	$115
Financing	41	40	42	40	163
Realized gain on foreign exchange hedges on prepayments	—	—	(9)	(6)	(15)
Realized foreign exchange loss – debt prepayments	—	—	64	15	79
Restructuring expenses	5	6	6	22	39

EBITDA	$51	$135	$110	$85	$381
EBITDA contribution from assets sold (1)					(145)

EBITDA as defined by debt agreements					$236

Long-term debt					$1,535
Repayment from disposition proceeds (2)					(627)
Letters of credit – financial (3)					9

Total senior debt					$917

Senior debt to EBITDA					3.89

(1)	Consists of EBITDA contributions from assets that have been disposed in the prior 12 months.
(2)	Was offered to noteholders prior to June 30, 2016 and repaid in July 2016.
(3)	Letters of credit that are classified as financial are included in the senior debt calculation per the debt agreements.

On June 30, 2016, Penn West has excess cash totaling $374 million from disposition proceeds that can be offered as a pre-payment to its lenders at its discretion. The Company anticipates applying this cash to reduce its outstanding debt balance during the second half of 2016. Assuming these proceeds were offered to lenders as a pro-rata pre-payment, pro-forma senior debt to EBITDA at June 30, 2016 would have been 2.3.

PENN WEST SECOND QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

In 2016, the Company has closed several asset dispositions for total disposition proceeds of $1.3 billion, subject to closing adjustments, which has led to a significant improvement in the Company’s balance sheet and a reduction in long-term debt. This disposition activity resulted in compliance with all senior debt financial covenants at June 30, 2016 and the Company expects to remain in compliance through 2016 and the foreseeable future.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after September 30, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share or less until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility. In 2015 and 2016, the Company closed $2.1 billion in asset dispositions with $1.8 billion of these proceeds used for debt prepayments to its noteholders and syndicated bank facility. The Company continues to hold $374 million of cash from disposition proceeds that may be offered as a pre-payment to its lenders in the future. As the Company reached the threshold of $650 million in 2015, additional repayments to lenders are at the discretion of the Company.

PENN WEST SECOND QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Financial Instruments

The Company had the following financial instruments outstanding as at June 30, 2016. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its syndicated bank facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	14,000 mcf/d	Jul/16 – Dec/16	$ 3.05/mcf	$2
AECO Swaps	4,700 mcf/d	Jul/16 – Dec/16	$ 2.69/mcf	—

Crude Oil
WTI Swaps	1,000 bbl/d	Jul/16 – Sep/16	$ 66.05/bbl	—
WTI Swaps	1,000 bbl/d	Oct/16 – Dec/16	$ 67.05/bbl	—
WTI Swaps	5,000 bbl/d	Jul/16 – Dec/16	$ 72.08/bbl	8
WTI Swaps	3,000 bbl/d	Jan/17 – Mar/17	$ 69.37/bbl	1

Electricity swaps
Alberta Power Pool	25 MW	Jul/16 – Dec/16	$ 49.90/MWh	(2)

Foreign exchange forwards on senior notes
Short-term (<1 year)	US$ 416	2016	1.299 CAD/USD	(3)
3 to 15-year initial term	US$ 25	2017	1.000 CAD/USD	7

Cross currency swaps
10-year initial term	£ 57	2018	2.0075 CAD/GBP, 6.95%	(16)
10-year initial term	£ 20	2019	1.8051 CAD/GBP, 9.15%	(1)
10-year initial term	€ 10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$(5)

Subsequent to June 30, 2016, the Company entered into additional AECO natural gas hedges on 17,100 mcf per day of production in the first quarter of 2017 at $3.02 per mcf, 15,200 mcf per day of production in the second quarter of 2017 at $2.73 per mcf, 13,300 mcf per day of production in the third quarter of 2017 at $2.74 per mcf, 11,400 mcf per day of production in the fourth quarter of 2017 at $2.99 per mcf and 3,800 mcf per day of production in the year of 2018 at $2.89 per mcf.

PENN WEST SECOND QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

The components of risk management gain (loss) are as follows:

	Three months ended June 30			Six months ended June 30
(millions)	2016	2015	% change	2016	2015	% change
Realized
Settlement of commodity contracts and assignment	$25	$(4)	>(100)	$63	$7	>100
Monetization of commodity contracts	—	—	—	2	18	(89)
Settlement of foreign exchange contracts	(6)	23	>(100)	(6)	25	>(100)
Monetization of foreign exchange contracts	—	19	100	32	63	(49)

Total realized risk management gain	19	38	(50)	91	113	(19)

Unrealized
Commodity contracts	(33)	(17)	94	(35)	(42)	(17)
Electricity swaps	1	11	(91)	2	7	(71)
Crude oil assignment	—	(4)	(100)	(1)	(7)	(86)
Foreign exchange contracts	(1)	(49)	(98)	(47)	(43)	9
Cross-currency swaps	(12)	7	71	(28)	10	>(100)

Total unrealized risk management loss	(45)	(52)	(13)	(109)	(75)	45

Risk management gain (loss)	$(26)	$(14)	86	$(18)	$38	>(100)

In the first half of 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts on senior notes and unwound AECO swap contracts totalling 14,100 mcf per day.

Outlook

As a result of the Company’s recent close of several asset dispositions, particularly its Saskatchewan Viking sale, the Company has updated its 2016 production guidance to 55,000 – 57,000 boe per day (core properties 22,000 – 24,000 boe per day). The significantly improved balance sheet and excess free cash flow from the first half of the year has allowed the Company to increase its 2016 capital guidance to $90 million. Additionally, as the Company continues to benefit from cost savings initiatives, overall cost reductions across the industry and the sale of several higher operating cost properties, Penn West’s 2016 operating cost target has been reduced to $13.50 – $14.50 boe per day. G&A per boe of $2.50 – $2.90 remains unchanged, as previously disclosed in the Company’s January 28, 2016 press release.

Metric		2016 Guidance Range	Previous 2016 Guidance Range
Average Corporate Production (1)	boe per day	55,000 – 57,000	60,000- 64,000
Average Core Area Production	boe per day	22,000 – 24,000	N/A
E&D Capital Expenditures	$ millions	$90	$50
Decommissioning Expenditures	$ millions	$15	$20
Operating Costs (1)	$/boe	$13.50 – $14.50	$17.00 - $18.00
G&A Costs (1)	$/boe	$2.50 – $2.90	$2.50 – $2.90

(1)	Prior to the effect of any dispositions subsequent to the second quarter.

PENN WEST SECOND QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

This outlook section is included to provide shareholders with information about Penn West’s expectations as at August 3, 2016 for production, exploration and development capital expenditures, operating costs per boe and G&A per boe for the 2016 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact Penn West’s capital expenditure levels, production, operating cost and G&A expenditures performance for 2016, including fluctuations in commodity prices and its ongoing asset disposition program.

All press releases are available on Penn West’s website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	5	0.01
Liquids production	1,000 bbls/day	19	0.04
Price per mcf of natural gas	$0.10	3	0.01
Natural gas production	10 mmcf/day	5	0.01
Effective interest rate	1%	1	—
Exchange rate ($US per $CAD)	$0.01	1	—

Contractual Obligations and Commitments

Penn West is committed to certain payments over the next five calendar years and thereafter as follows:

	2016	2017	2018	2019	2020	Thereafter
Long-term debt	$636	$109	$163	$430	$118	$79
Transportation	7	14	9	7	6	8
Power infrastructure	18	8	8	8	8	7
Drilling rigs	6	7	—	—	—	—
Interest obligations	33	47	38	19	8	9
Office lease (1)	33	62	62	63	63	280
Decommissioning liability (2)	$10	$17	$20	$19	$18	$183

(1)	The future office lease commitments above are to be reduced by contracted sublease recoveries totalling $313 million.
(2)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The Company’s syndicated bank facility is due for renewal on May 6, 2019. In addition, the Company has an aggregate of $1.2 billion in senior notes maturing between 2016 and 2025. If the Company is unsuccessful in renewing or replacing the syndicated bank facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that it could be required to obtain other facilities, including term bank loans.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

PENN WEST SECOND QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

In February 2016, Penn West announced it had entered into agreements to settle all class action proceedings in Canada and United States against the Company related to damages alleged to have been incurred due to a decline in Penn West’s share price following the announcement in 2014 that the Company would need to restate certain of its historical financial statements and related MD&A. The settlement agreements provide for a payment of $53 million split evenly between Canadian and US investors that is fully funded by insurance coverage maintained by Penn West. As a result, the payment will not impact the Company’s cash or financial position. The proposed settlements have received required court approval in each of Alberta, Ontario and Quebec and in New York, yet remain subject to certain conditions, particularly that the number of class members who “opt out”, or exclude themselves, from the Canadian settlement must not exceed a specified threshold. There can be no assurance that such threshold will not be exceeded. Prospective class members who wish to opt out of the settlement must do so no later than September 1, 2016.

Equity Instruments

Common shares issued:

As at June 30, 2016 and August 3, 2016	502,162,988

Options outstanding:
As at June 30, 2016	11,991,575
Forfeited	(102,850)

As at August 3, 2016	11,888,725

Changes in Internal Control Over Financial Reporting (“ICFR”)

Penn West’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on April 1, 2016 and ending on June 30, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to Penn West’s ICFR were made during the quarter.

Penn West utilizes the original Internal Control - Integrated Framework (2013) issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) to design and evaluate its internal control over financial reporting.

Future Accounting Pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IAS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognise assets and liabilities for all leases which have a term more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard is effective for annual reporting periods beginning on or after 1 January 2019. Penn West is currently assessing the impact of the standard.

PENN WEST SECOND QUARTER 2016	MANAGEMENT’S DISCUSSION AND ANALYSIS 20

Off-Balance-Sheet Financing

The Company has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the “Contractual Obligations and Commitments section” of this MD&A.

Non-GAAP Measures

Certain financial measures including funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow from operations excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is more representative of cash related to continuing operations. Funds flow and Funds flow from operations are used to assess the Company’s ability to fund dividend and planned capital programs. See “Calculation of Funds Flow and Funds Flow from Operations” above for a reconciliation of funds flow to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. EBITDA is Funds Flow excluding the impact of financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayments and restructuring expenses. EBITDA as defined by Penn West’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Penn West’s covenant calculations related to its syndicated bank facility and senior notes. Gross revenue is total revenues including realized risk management gains and losses on commodity contracts and is used to assess the cash realizations on commodity sales.

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbor” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “Business Strategy”, that the Company expects to remain in compliance with all senior debt financial covenants through 2016 and the foreseeable future, during the second half of 2016 the Company will continue to progress on its transformational strategy, with “Phase 2” of its disposition strategy, by high-grading assets and streamlining operations to three core areas all within Alberta, the main focus of Phase 2 will be to improve the Company’s long-term cost structure by removing peripheral properties outside its core areas will decrease both unit operating costs and abandonment liabilities, continuing to monitor the temporary regulations implemented by the Alberta Energy Regulator as it progresses through Phase 2 and the impact on the Company, the belief that once Phase 2 is complete, its asset base will continually grow reserves, increase organic production by at least 10 percent on annual basis and increase funds flow from operations under the current commodity price environment, that the Company is on track to restart development in the second half of 2016 and deliver sustainable and profitable organic growth; under “Results of Operations – Production”, updating the 2016 average production target; our expectation to close sales transactions with associated average production of 6,000 boe per day by the end of third quarter of 2016; under “Expenses – Operations”, that the Company is reducing its annual operating costs per boe target, that the Company has the ability to offer as a pro-rata pre-payment to lenders in the future the $374 million on hand; under “General and

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Administrative Expenses”, anticipated range for G&A per boe for 2016; under “Restructuring Expense”, as the Company continues through Phase 2 of its disposition strategy and reduces its headcount, further restructuring expenses will be incurred; under “Depletion, Depreciation, Impairment and Accretion”, the Company expectation that certain transactions will close in the third quarter of 2016; under “Capital Expenditures”; the expectation to increase the second half development program to closer align its full year capital program with funds flow from operations; the Company expectation that certain transactions will close in the third quarter of 2016 and that estimated total proceeds will be $75 million; the Company will continue to advance its Phase 2 disposition strategy through the remainder of 2016; under “Environmental and Climate Change”, our belief that compliance with environmental legislation could require additional expenditures and a failure to comply with such legislation may result in fines and penalties which could, in the aggregate and under certain assumptions, become material, our intent to reduce the environmental impact from our operations through environmental programs; under “Liquidity and Capital Resources”, that the disposition activity ensures compliance with all financial covenants as the Company continues through 2016; that the Company continues to hold certain cash from disposition proceeds that may be offered as a pre-payment to its lenders in the future, that the Company anticipates applying this cash to reduce its outstanding debt balance during the second half of 2016, that the Company expects to remain in compliance with all senior debt financial covenants through 2016 and the foreseeable future; under “Outlook”, the annual corporate production guidance range, average production from core area properties, exploration and development capital expenditures and decommissioning expenditures; operating costs range per boe and G&A per boe range for 2016; under “Sensitivity Analysis”, the estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to this MD&A; and under “Contractual Obligations and Commitments”, the terms and conditions of our class action settlements and that the number of class members who ‘opt-out’ from the Canadian settlement not exceed a specified threshold. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of additional material producing properties or royalties or other interests therein; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; and the continued suspension of our dividend.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our security holders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to execute some or all of our ongoing asset disposition program on favorable terms or at all; the possibility that we breach one or more of the financial covenants pursuant to our amending agreements with the syndicated banks and the holders of our senior, unsecured notes; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including

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extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West, including Penn West’s Annual Information Form, is available on the Company’s website at www.pennwest.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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